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                                 HOLLINGER INC.

                              RECEIVER APPOINTED TO
                      THE RAVELSTON CORPORATION LIMITED AND
                            RAVELSTON MANAGEMENT INC.

         Toronto, Ontario, Canada, April 22, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI") have obtained an order of the Ontario Superior Court of Justice appointing RSM Richter Inc. as receiver of all of their assets (except for certain shares held directly or indirectly by them, including shares of Hollinger and RMI). The order also provides, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of Ravelston and RMI and any such proceedings currently under way (including Hollinger's lawsuit announced on March 29, 2005 as it pertains to Ravelston and RMI) are stayed pending further order of the Court.

         As a result of the commencement of such proceedings by RMI, an Event of Default has occurred under terms of the indentures (the "Indentures") governing Hollinger's US$78 million principal amount of 11.875% Senior Secured Notes due 2011 and US$15 million 11.875% Second Priority Secured Notes due 2011. RMI is a guarantor of Hollinger's Notes. With respect to both the Senior Secured Notes and the Second Priority Notes, the relevant trustee under the Indenture or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes have the right to accelerate the maturity of the Notes.

         Until the Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of the Indentures will prevent Hollinger from honouring retractions of its Series II Preference Shares. Accordingly, Hollinger has concluded that it is not able to complete retractions of any Series II Preference Shares submitted after April 19, 2005 without unduly impairing its liquidity. Therefore, retractions of Hollinger's outstanding Series II Preference Shares submitted after such date are suspended until further notice. Retraction of any shares which are not withdrawn will be completed if and when Hollinger's liquidity position permits. Pending completion of retractions, holders do not become creditors of Hollinger but remain as shareholders. Holders may exercise their right to withdraw their retraction notices at any time. In order to exercise the withdrawal right, holders should contact the Computershare Call Centre - Shareholder Services at 1 (800) 564-6253.

Company Background

         Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com